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SEC 05043548 COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAY 26 2005 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Counseling Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Berkshire Lane, Suite 1060
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED JUN 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles M. Best , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Consulting Corporation, as of March 31 , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KELLY ELIZABETH BROGDEN
Notary Public, State of Texas
My Commission Expires
June 17, 2007

Charles M. Best
Signature

Chairman & Chief Executive Officer
Title

Kelly Elizabeth Brogden
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL COUNSELING CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2005

FINANCIAL COUNSELING CORPORATION

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Financial Counseling Corporation

We have audited the accompanying statement of financial condition of Financial Counseling Corporation, as of March 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Counseling Corporation as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 6, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FINANCIAL COUNSELING CORPORATION
Statement of Financial Condition
March 31, 2005

ASSETS

Cash	$	172,670
Receivable from brokers-dealers and clearing organizations		112,653
Other receivables		64,500
Securities owned, non-marketable		3,300
Security deposits		4,883
Property, equipment and leasehold improvements, at cost, less accumulated depreciation of $40,849		25,633
	$	383,639

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,156
SEP IRA payable		55,154
Commissions payable		47,737
		105,047
Stockholder's equity		
Common stock, 10,000 shares authorized with $1.00 par value, 9,100 shares issued and outstanding		9,100
Additional paid in capital		386,085
Retained earnings (deficit)		(116,593)
Total stockholder's equity		278,592
	$	383,639

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Income
For the Year Ended March 31, 2005

Revenues	
Commissions	$ 562,859
Interest income	646
Other income	604,316
	1,167,821
Expenses	
Compensation and benefits	430,416
Commissions and clearance paid to all other brokers	317,651
Communications	81,823
Occupancy and equipment costs	150,130
Promotional costs	7,274
Regulatory fees and expenses	36,922
Other expenses	144,410
	1,168,626
Loss before income taxes	(805)
Provision for income taxes	-0-
Net loss	$ (805)

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2005

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at March 31, 2004	9,100	$ 9,100	$411,085	$ (115,788)	$304,397
Return of capital			(25,000)		(25,000)
Net loss				(805)	(805)
Balance at March 31, 2005	9,100	$ 9,100	$386,085	$ (116,593)	$278,592

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2005

Balance, at March 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at March 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION

Statement of Cash Flows

For the Year Ended March 31, 2005

Cash flows from operating activities	
Net loss	$ (805)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	15,207
Change in assets and liabilities:	
Increase in receivable brokers-dealers and clearing organizations	(4,880)
Decrease in other receivables	3,289
Increase in commissions payable	6,960
Decrease in accounts payable and accrued expenses	(7,588)
Decrease in SEP IRA payable	(3,086)
Net cash provided (used) by operating activities	9,097
Cash flows from investing activities	
Purchase of property and equipment	(4,337)
Net cash provided (used) by investing activities	(4,337)
Cash flows from financing activities	
Return of capital	(25,000)
Net cash provided (used) by financing activities	(25,000)
Net decrease in cash	(20,240)
Cash at beginning of year	192,910
Cash at end of year	$ 172,670

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

FINANCIAL COUNSELING CORPORATION
Notes to Financial Statements
March 31, 2005

Note 1 - Summary of Significant Accounting Policies

Financial Counseling Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company is a registered investment adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Advertising costs are expensed as incurred. Total advertising expense for the year ended March 31, 2005 was $1,224 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL COUNSELING CORPORATION
Notes to Financial Statements
March 31, 2005

Note 1 - Summary of Significant Accounting Policies, continued

Depreciation is recorded using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are carried at cost. Amortization is recorded using the straight-line method over 39 years. Depreciation expense for the year ended March 31, 2005 was $15,207 and is reflected in occupancy and equipment costs.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2005 the Company had net capital of approximately $180,276 and net capital requirements of $7,007. The Company's ratio of aggregate indebtedness to net capital was .58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable shareholders to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company at March 31, 2005, has net operating losses of approximately $30,217, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year	Amount
2024	$ 30,217

Note 4 - Income Taxes, continued

The tax benefit from the net operating loss carryforward of $5,054 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Operating Leases

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms.

Year Ended March 31,	
2006	$ 5,593

Rental expense for the year ended March 31, 2005 was $36,362 and is reflected in occupancy and equipment costs.

Note 6 - Retirement Plan

The Company has a SAR-SEP pension plan for all employees who have completed one month of service and are at least eighteen years of age. Participants may contribute a portion of their compensation, up to 15%, to the plan. Company contributions are made at the discretion of management. No discretionary contributions were made by the Company during the year ended March 31, 2005.

Note 7 - Related Party Transactions

The Company is provided office space, payroll services, office facilities and administrative help from the Liberty Funds Group ("Affiliate"). The Company has a services agreement with Affiliate under which the Company reimburses for certain out of pocket costs. The following is a summary of the reimbursable out-of-pocket costs incurred by Affiliate for the year ended March 31, 2005:

Payroll related reimbursements	$ 47,515

The Company also received $33,576 in fee income and $573 in reimbursements from Affiliate. The Company also has various selling agreements with Affiliate.

Note 8 - Concentration Risk

At March 31, 2005, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

March 31, 2005

Schedule I

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2005

COMPUTATION OF NET CAPITAL

Total Stockholder's equity qualified for net capital		$	278,592
Add:			
Other deductions or allowable credits			-0-
Total capital and allowable subordinated liabilities			278,592
Deductions and/or charges			
Non-allowable assets:			
Securities owned, non-marketable	$ 3,300		
Security deposits	4,883		
Property and equipment	25,633		
Other receivables	64,500		(98,316)
Net capital before haircuts on securities positions			180,276
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			-0-
Net capital		$	180,276

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$	2,156
SEP IRA payable		55,154
Commissions payable		47,737
Total aggregate indebtedness	$	105,047

Schedule I (continued)

FINANCIAL COUNSELING CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,007
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 7,007
Net capital in excess of required minimum	$ 173,269
Excess net capital at 1000%	$ 169,771
Ratio: Aggregate indebtedness to net capital	.58 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FINANCIAL COUNSELING CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Counseling Corporation

In planning and performing our audit of the financial statements and supplemental information of Financial Counseling Corporation (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
May 6, 2005